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                                 UNITED STATES
                            SECURITIES AND EXCHANGE
                                   COMMISSION

                             Washington, D.C. 20549

                            -----------------------

                                 SCHEDULE TO/A

                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(D)(1) or 13(E)(1) of
                      the Securities Exchange Act of 1934


                               (Amendment No. 2)

                              THE NORTH FACE, INC.
                           (Name of Subject Company)


                           SEQUOIA ACQUISITION, INC.
                                      and
                                V.F. CORPORATION
                                   (Offerors)

                      COMMON STOCK, PAR VALUE $0.0025 PER
                                     SHARE
                         (Title of Class of Securities)

                            -----------------------

                                   659317101
                     (Cusip Number of Class of Securities)

                              Frank C. Pickard III
                                V.F. Corporation
                        628 Green Valley Road, Suite 500
                              Greensboro, NC 27408
                           Telephone: (336) 547-6000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                              George R. Bason, Jr.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000

                           CALCULATION OF FILING FEE

    Transaction valuation*                             Amount of filing fee**
    ----------------------                             ----------------------
         $25,514,458                                           $5,102

*Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 12,757,229 shares of common stock, par value $0.0025 per share (the "Shares"), at a price per Share of $2.00 in cash. Such number of Shares represents all of the Shares outstanding as of April 10, 2000.

**The filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Value.


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[X]  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $5,102         Filing Party: VF Corporation and
                          ------                       ------------------
Form or Registration No.: Schedule TO                  Sequoia Acquisition, Inc.
                          -----------                  -------------------------
                                         Date Filed:   April 19, 2000
                                                       --------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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                         AMENDMENT NO. 2 TO SCHEDULE TO

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on April 19, 2000, as amended by Amendment No. 1 filed on May 8, 2000 (as amended, the "Schedule TO") by Sequoia Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of VF Corporation, a Pennsylvania corporation ("Parent"), to purchase all outstanding shares of common stock, par value $0.0025 per share (the "Shares"), of The North Face, Inc. (the "Company") for a price of $2.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 19, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) , respectively, to the Schedule TO. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

     ITEMS 1, 11 AND 12

     (1) Items 1 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

          "The Offer has been extended by Purchaser for five (5) business days, until 5:00 p.m., New York City time, on Tuesday May 23, 2000. Purchaser has waived all conditions to the Offer other than the condition that a majority of the outstanding shares on a fully-diluted basis be validly tendered and not withdrawn and the conditions set forth in paragraphs (a), (b) and (g) of
Section 16 of the Offer to Purchase."

     (2) Item 12 of the Schedule TO is hereby amended by adding thereto the following:

          (a) (8) Text of Press Release issued by Parent on May 17, 2000.


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                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated: May 17, 2000


                                SEQUOIA ACQUISITION, INC.

                                By: /s/ Frank C. Pickard III
                                   ----------------------------------
                                   Name:  Frank C. Pickard III
                                   Title: Vice President and Assistant Secretary


                                VF CORPORATION

                                By: /s/ Frank C. Pickard III
                                   ----------------------------------
                                   Name:  Frank C. Pickard III
                                   Title: Vice President and Treasurer

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                                  EXHIBIT LIST

Exhibit No.

(a) (8) Text of Press Release issued by Parent on May 17, 2000.